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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.      2     )*
                                        -----------



                    The Earth Technology Corporation (USA)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common  Stock, par value $.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    270315
--------------------------------------------------------------------------------
                                (CUSIP Number)


             Kevin C. Uebelien, Prudential Equity Investors, Inc.
     8 Campus Drive, 4th Floor, Arbor Cirlcle South, Parsippany, NJ 07054
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               January 22, 1996
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


 CUSIP NO.     270315                                      PAGE  2 OF 16 PAGES
           ----------------------                              ---   ----

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

       Prudential Venture Partners II


2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]


3  SEC Use Only



4  Source of Funds*

      00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                             [ ]
     2(d) or 2(e)

6  Citizenship or Place of Organization

     New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                       7 Sole Voting Power

                             -0-

                       8 Shared Voting Power

                             -0-


                       9 Sole Dispositive Power

                             -0-

                      10 Shared Dispositive Power

                             -0-

11  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain  [ ]
     Shares*

13  Percent of Class Represented by Amount in Row (11)

     0%

14  Type of Reporting Person*

     PN

                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AN THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


 CUSIP NO.     270315                                      PAGE  3 OF 16 PAGES
           ----------------------                              ---   ----

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

       Prudential Equity Investors, Inc.


2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]


3  SEC Use Only



4  Source of Funds*

      00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                             [ ]
     2(d) or 2(e)

6  Citizenship or Place of Organization

     New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                       7 Sole Voting Power

                             -0-

                       8 Shared Voting Power

                             -0-


                       9 Sole Dispositive Power

                             -0-

                      10 Shared Dispositive Power

                             -0-

11  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain  [ ]
     Shares*

13  Percent of Class Represented by Amount in Row (11)

     0%

14  Type of Reporting Person*

     CO

                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AN THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


 CUSIP NO.     270315                                      PAGE  4 OF 16 PAGES
           ----------------------                              ---   ----

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

       The Prudential Insurance Company of America


2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]


3  SEC Use Only



4  Source of Funds*

      00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                             [ ]
     2(d) or 2(e)

6  Citizenship or Place of Organization

     New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                       7 Sole Voting Power

                             -0-

                       8 Shared Voting Power

                             -0-


                       9 Sole Dispositive Power

                             -0-

                      10 Shared Dispositive Power

                             -0-

11  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain  [ ]
     Shares*

13  Percent of Class Represented by Amount in Row (11)

     0%

14  Type of Reporting Person*

     CO

                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AN THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


 CUSIP NO.     270315                                      PAGE  5 OF 16 PAGES
           ----------------------                              ---   ----

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

       Cornerstone Equity Investors, L.L.C.


2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]


3  SEC Use Only



4  Source of Funds*

      00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                             [ ]
     2(d) or 2(e)

6  Citizenship or Place of Organization

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                       7 Sole Voting Power

                             -0-

                       8 Shared Voting Power

                             -0-


                       9 Sole Dispositive Power

                             -0-

                      10 Shared Dispositive Power

                             -0-

11  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain  [ ]
     Shares*

13  Percent of Class Represented by Amount in Row (11)

     0%

14  Type of Reporting Person*

     OO

                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AN THE SIGNATURE ATTESTATION.

                                                         PAGE   6  OF  16  PAGES

ITEM
1.  SECURITY AND ISSUER.
    -------------------

        This statement (this "Statement") relates to the common stock, par value $.10 per share (the "Common Stock"), of The Earth Technology Corporation (USA) (the "Issuer"). The principal executive office of the Issuer is 100 West Broadway, Suite 5000, Long Beach, California 90802.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

        (a) This Statement constitutes the Transaction Statement on Schedule 13D of (i) Prudential Venture Partners II, a New York limited partnership ("PVP"),
(ii) Prudential Equity Investors, Inc., a New York corporation and the sole general partner of PVP ("PEI"), (iii) The Prudential Insurance Company of America, a New Jersey corporation ("PIC") and (iv) Cornerstone Equity Investors, L.L.C., a Delaware limited liability company ("Cornerstone") and investment advisor to PVP (collectively, the "Reporting Persons"), with respect to the disposition by the Reporting Persons of 729,804 shares of Common Stock of the Issuer on January 22, 1996 in connection with the tender offer by T1 Acquisition Corp. ("T1") for all of the outstanding shares of Common Stock of the Issuer.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. By its signature on this Statement, each Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

        Certain information required by Item 2 concerning directors and executive officers of PEI and PIC and members of Cornerstone is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

        The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons disclaim that they have agreed to act as a group other than as described in this Statement.

        (b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person                                     Address
                                                     -------

PVP and PEI                                     8 Campus Drive
                                                4th Floor, Arbor Cirlce
                                                Parsippany, NJ 07054

PIC                                             8 Campus Drive
                                                4th Floor, Arbor Cirlce
                                                Parsippany, NJ 07054

Cornerstone                                     717 Fifth Avenue
                                                New York, New York 10022

        (c) PVP is a limited partnership engaged in the business of venture capital investment. PEI is the sole general partner of PVP. PEI is a management company and an indirect, wholly-owned subsidiary of PIC. PIC is an insurance company. Cornerstone serves as an investment advisor to PVP and in such capacity has the power to control the voting and disposition of the Common Stock owned by PVP.

        (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                          Page  7  of  16  Pages

        (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) PVP is a New York limited partnership. PEI is a New York corporation. PIC is a New Jersey corporation. To the knowledge of PEI and PIC, each executive officer and director of such Reporting Person is a citizen of the United States, except that Mr. Thomson, a director of PIC, is a citizen of Canada. Cornerstone is a Delaware limited liability company.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

          N/A

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

          The Reporting Persons disposed of 729,804 shares of Common Stock of the Issuer pursuant to a tender offer by T1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          The Reporting Persons no longer have any interest in securities of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         --------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

          None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

          Exhibit I - Joint Filing Agreement, dated February 14, 1997 among
                      Prudential Venture Partners II, Prudential Equity Investors, Inc., Prudential Insurance Company of America and Cornerstone Equity Investors, L.L.C.

                                                          Page  8  of  16  Pages



                                   Signature
                                   ---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 1997


PRUDENTIAL VENTURE PARTNERS II
By:  Prudential Equity Investors, Inc.
Its:  General Partner


By: /s/ Kevin C. Uebelien
    ---------------------
Name:Kevin C. Uebelien
Title:


PRUDENTIAL EQUITY INVESTORS, INC.



By:/s/ Kevin C. Uebelien
   ---------------------
Name:Kevin C. Uebelien
Title:President


THE PRUDENTIAL INSURANCE COMPANY OF
AMERICA



By:/s/ Kevin C. Uebelien
   ---------------------
Name:Kevin C. Uebelien
Title:Vice President


CORNERSTONE EQUITY INVESTORS, L.L.C.



By:/s/ Mark Rossi
   --------------
Name:Mark Rossi
Title:Member

                                                              Page 9 of 16 Pages

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.                     EXHIBIT NAME                        PAGE NO.
-----------                     ------------                        --------

   I           Joint Filing Agreement dated as of February
               14, 1997 by and among Prudential Venture Partners
               II, Prudential Equity Investors, Inc., The
               Prudential Insurance Company of America and
               Cornerstone Equity Investors, L.L.C.

                                                            Page 10 of 16 Pages

                                  SCHEDULE A
        Additional information required by Item 2 of Schedule 13D.

        Set forth below is the name and business address of each executive officer or director of PEI and

PIC.

        DIRECTORS AND EXECUTIVE OFFICERS OF PRUDENTIAL EQUITY INVESTORS, INC.
        ---------------------------------------------------------------------

        Directors*
        ---------

        Mary Jane Flaherty
        John R. Strangfeld
        James W. Stevens
        Kevin C. Uebelein

        Executive Officers*
        ------------------

        Kevin C. Uebelein
        Peter Eckert

        *The business address of each officer and director listed above is c/o, 8 Campus Drive 4th Floor, Arbor Circle South Parsippany, NJ 07054. The principal occupation of each officer named above is as an employee of PIC.

                                                             Page 11 of 16 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      -----------------------------------
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                  -------------------------------------------

Directors
---------


Name                   Principal Occupation Title         Address
-------------------------------------------------------------------------------
Franklin E. Agnew          Business Consultant    USX Tower
                                                  Suite 660
                                                  600 Grant Street
                                                  Pittsburgh, PA 15219

Frederic K. Becker         President              Wilentz Goldman & Spitzer
                                                  90 Woodbridge Center Drive
                                                  Suite 900
                                                  Woodbridge, NJ  07095

William W. Boeschenstein   Former Chairman & CEO  Owens-Corning Fiberglas
                                                  Corporation
                                                  One Seagate, Suite 1530
                                                  Toledo, OH  43604

Lisle C. Carter, Jr.       Former Senior Vice     The Prudential Insurance
                           President  and General Company of America
                           Counsel, United Way of Prudential Plaza
                           America                751 Broad Street
                                                  Newark, NJ  07102

James G. Cullen            Vice Chairman          Bell Atlantic Corp.
                                                  1310 North Court House Road
                                                  11th Floor
                                                  Arlington, VA  22201

Carolyne K. Davis          Health Care Advisor    Ernst & Young
                                                  1225 Connecticut Avenue, NW
                                                  Washington, DC  20036

Roger A. Enrico            Chief Executive        PepsiCo
                           Officer                700 Anderson Hill Road
                                                  Purchase, NY 10577

Allan D. Gilmour           Former Vice Chairman,  The Prudential Insurance
                           Ford Motor Company     Company of America
                                                  751 Broad Street
                                                  Newark, NJ  07102

                                                             Page 12 of 16 Pages



Name                   Principal Occupation Title         Address
--------------------------------------------------------------------------------

William H. Gray III    President and CEO        United Negro College Fund, Inc.
                                                8260 Willow Oaks Corp. Drive
                                                P.O. Box 10444
                                                Fairfax, VA  22031-4511

 Jon F. Hanson          Chairman                Hampshire Management
                                                Company
                                                235 Moore Street, Suite 200
                                                Hackensack, NJ  07601

 Constance J. Horner    Guest Scholar           The Brookings Institution
                                                1775 Massachusetts Avenue, NW
                                                Washington, DC  20036-2188

 Allen F. Jacobson      Former Chairman and CEO Minnesota Mining &
                                                Manufacturing (3M)
                                                3050 Minnesota World Trade
                                                Center, 30 Seventh Street
                                                East
                                                St. Paul, MN  55101-4901

 Burton G. Malkiel      Professor               Princeton University
                                                Dept. of Economics
                                                110 Fisher Hall
                                                Prospect Avenue
                                                Princeton, NJ  08544-1021

 Arthur F. Ryan         Chairman, CEO and
                           President            The Prudential Insurance
                                                Company of America
                                                751 Broad Street
                                                Newark, NJ  07102

 Charles R. Sitter      Former President        Exxon Corporation
                                                5959 Las Colinas Boulevard
                                                Irving, TX  75039-2298

 Donald L. Staheli      Chairman and CEO        Continental Grain Company
                                                277 Park Avenue
                                                New York, NY  10172

 Richard M. Thomson     Chairman and CEO        The Toronto-Dominion Bank
                                                P.O. Box 1
                                                Toronto-Dominion Centre
                                                Toronto, Ontario
                                                Canada M5K 1A2

                                                             Page 13 of 16 Pages

Name                   Principal Occupation Title         Address
-------------------------------------------------------------------------------

 James A. Unruh         Chairman and CEO        Unisys Corporation
                                                Township Line and Union
                                                Meeting Roads
                                                P.O. Box 500
                                                Blue Bell, PA  19424-0001

 P. Roy Vagelos, M.D.   Former Chairman and CEO Merck & Co., Inc.
                                                One Crossroads Drive
                                                Building A, 3rd Floor
                                                Bedminster, NJ  07921

 Stanley C. Van Ness, Esq.Counselor at Law      Picco Herbert Kennedy
                                                One State Street Square
                                                Suite 1000
                                                Trenton, NJ  08607-1388

 Paul A. Volcker        Chairman and CEO        Bankers Trust Co., Inc.
                                                599 Lexington Avenue
                                                New York, NY  10022

 Joseph H. Williams     Director                The Williams Companies, Inc.
                                                One Williams Center
                                                Tulsa, OK  74172

 Executive Officers
 ------------------

 Arthur F. Ryan         Chairman of the Board,  The Prudential Insurance
                        Chief Executive Officer Company of America
                        and President           Prudential Plaza
                                                751 Broad Street
                                                Newark, NJ  07102-3777

 E. Michael Caulfield   Chief Executive Officer,The Prudential Insurance
                        Money Management        Company of America
                        Group                   Prudential Plaza
                                                751 Broad Street
                                                Newark, NJ  07102-3777

 Mark B. Grier          Chief Financial Officer The Prudential Insurance
                                                Company of America
                                                Prudential Plaza
                                                751 Broad Street
                                                Newark, NJ  07102-3777

                                                             Page 14 of 16 Pages

Name                   Principal Occupation Title         Address
-------------------------------------------------------------------------------
 John V. Scicutella     Operations and Systems      The Prudential Insurance
                           Executive Officer        Company of America
                                                    Prudential Plaza
                                                    751 Broad Street
                                                    Newark, NJ  07102-3777


 John Strangfeld        President, Private Asset    The Prudential Insurance
                           Management Group         Company of America
                                                    Prudential Plaza
                                                    751 Broad Street
                                                    Newark, NJ  07102-3777

 William F. Yelverton   Chief Executive Officer,    The Prudential Insurance
                           Individual Insurance     Company of America
                           Group                    Prudential Plaza
                                                    751 Broad Street
                                                    Newark, NJ  07102-3777

                                                             Page 15 of 16 Pages


                            MEMBERS OF CORNERSTONE
                            ----------------------

Name                   Principal Occupation Title         Address
-------------------------------------------------------------------------------
 Robert Knox            Senior Managing Director  Cornerstone Equity Investors,
                                                  L.L.C.
                                                  717 Fifth Avenue
                                                  New York, NY 10022

 Dana O'Brien           Senior Managing Director  Cornerstone Equity Investors,
                                                  L.L.C.
                                                  717 Fifth Avenue
                                                  New York, NY 10022

 Mark Rossi             Senior Managing Director  Cornerstone Equity Investors,
                                                  L.L.C.
                                                  717 Fifth Avenue
                                                  New York, NY 10022

                                                             Page 16 of 16 Pages

                                                                       Exhibit I

                         AGREEMENT RE JOINT FILING OF
                                 SCHEDULE 13D
                                 ____________

The undersigned agree as follows:

        (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 1997


PRUDENTIAL VENTURE PARTNERS II
By:  Prudential Equity Investors, Inc.
Its: General Partner


By:/s/ Kevin C. Uebelien
   ---------------------
Name:Kevin C. Uebelien
Title:President

PRUDENTIAL EQUITY INVESTORS, INC.


By:/s/ Kevin C. Uebelien
   ---------------------
Name:Kevin C. Uebelien
Title:President

THE PRUDENTIAL INSURANCE COMPANY OF
AMERICA


By:/s/ Kevin C. Uebelien
   ---------------------
Name:Kevin C. Uebelien
Title:Vice President

CORNERSTONE EQUITY INVESTORS, L.L.C.


By:/s/ Mark Rossi
   --------------
Name:Mark Rossi
Title:Member